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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2017__ AND ENDING __12/31/2017__

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VTB Capital Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Ave, Fl 23

OFFICIAL USE ONLY

FIRM I.D. NO.

                                          (No. and Street)

New York   **NY**   **10018**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Zak   646-527-6363

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLC

                                (Name – *if individual, state last, first, middle name*)

529 Fifth Avenue   **New York**   **NY**   **10017**

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Stephen Zak_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __VTB Capital Inc._____ , as of __December 31_____, 20 __17____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARIYA Y AFONINA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AF6251157
Qualified in New York County
My Commission Expires November 14, 2019

_____
Signature

Chief Operating Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VTB CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

**With Report of Independent Registered Public
Accounting Firm Thereon**

TABLE OF CONTENTS



CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
VTB Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VTB Capital Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of VTB Capital Inc. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of VTB Capital Inc.'s management. Our responsibility is to express an opinion on VTB Capital Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to VTB Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CERTIFIED PUBLIC ACCOUNTANTS

We have served as VTB Capital Inc.'s auditor since 2011.
New York, New York
February 28, 2018

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

VTB CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

	Note	
Cash		$15,424,873
Due from clearing broker		132,998
Due from customers	7	7,217,292
Prepaid expenses		297,315
Leasehold improvement and equipment, less accumulated depreciation of $312,072		-
Deposit	4	1,000,000
Prepaid income taxes	5	121,512
Due from related parties		2,528,338
Deferred tax asset	5	437,466
TOTAL ASSETS		**$ 27,159,794**

LIABILITIES AND STOCKHOLDER'S EQUITY

	Note	
Liabilities:		
Accounts payable		$6,872
Accrued expenses	3	6,079,490
Income taxes payable	5	324,773
Due to related parties	7	9,216,938
Total liabilities		15,628,073
Commitments and contingencies	4, 6, 8, 9, 11 and 12	
Stockholder's equity:		
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding		4,400
Additional paid-in capital		10,995,600
Retained earnings		534,421
		11,534,421
Less: unexpired incentive plan benefit	9	(2,700)
Total stockholder's equity		11,531,721
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$27,159,794**

See accompanying notes to the statement of financial condition

NOTE 1.   <u>ORGANIZATION AND NATURE OF OPERATIONS</u>

VTB Capital Inc. (the "Company") is a wholly-owned subsidiary of VTB Capital IB Holding Limited (the "Parent"), which is based in Moscow, Russia. The Company was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On December 10, 2013, the Company also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and was approved as a member of the National Futures Association.

The Company has entered into an agreement with VTB Capital, plc ("VTB UK"), a direct subsidiary of the Parent, to effect certain securities transactions with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6") (the "Service Level Agreement"). In addition, as more fully described in Note 7, the Company, on behalf of VTB UK, distributes research to an institutional investor client base. Virtually all of the Company's revenues are derived from its research services provided under the Service Level Agreement. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully-disclosed basis with a registered clearing firm for the purpose of purchasing and selling U.S. equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Use of estimates</u>
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

<u>Revenue recognition</u>
Revenue consists of amounts received from affiliated parties pursuant to the Service Level Agreement discussed above and other agreements. Revenue is recognized as eligible costs are incurred.

<u>Depreciation</u>
Depreciation of leasehold improvement and computer equipment is provided using the straight-line method over management's estimate of useful economic life.

VTB CAPITAL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based compensation

Certain employees of the Company are permitted to participate in the VTB Capital Plc Incentive Plan (the "Incentive Plan"). The Incentive Plan is accounted for in accordance with current accounting for share-based payments, which requires companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards, based on the fair value of the awards at the date of grant.

Bonus awards

Certain employees of the Company are awarded bonuses for performance which will be payable in cash and deferred over a three-year period. The Company records a liability for the awards as the terms of the award are met, providing that the respective employees continue their employment.

Subsequent events

On January 31, 2018 the Board of Directors resolved to reduce the Company's share capital by USD 1,600,000 and declared a return of capital in the amount of $3.6364 per share, which was paid on February 1, 2018.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Recently issued accounting pronouncements
FASB Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). This accounting policy applies to contracts with customers to transfer goods or services and contracts to transfer non-financial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update is effective for annual periods beginning after December 15, 2017. The Company has assessed ASU 2014-09 and determined there is no material impact on its financial statement.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842) ("ASU 2016-02"). ASU No. 2016-02 requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of the ASU 2016-02 on its financial statement and related disclosures.

NOTE 3. **ACCRUED EXPENSES**

Accrued expenses consisted of the following at December 31, 2017:

Accrued compensation	$ 5,054,465
Deferred rent	749,298
Accrued rent tax	12,482
Contribution payable to 401(k) plan	88,000
Other	175,245
	$ 6,079,490

NOTE 4. **COMMITMENTS AND CONTINGENCIES**

Operating lease
The Company leases its office space under an operating sublease with VTB Capital Property Services, Inc. ("VTBCP"), an entity related through common ownership, which expires in 2022. The sublease for the premises is under the same terms as VTBCP's lease with the landlord. VTB UK has guaranteed performance of the lease obligation to the landlord.

The approximate minimum future rental payments required as of December 31, 2017, over the initial term of the sublease are as follows:

NOTE 4. **COMMITMENTS AND CONTINGENCIES (CONTINUED)**

Year ending December 31:	Amount
2018	$1,528,000
2019	1,528,000
2020	1,528,000
2021	1,528,000
2022	1,145,000
	$7,257,000

During 2017, pursuant to the sublease discussed above, the Company reimbursed VTBCP for certain lease-related items totaling approximately $323,000. The Company agreed to lease the equipment and furniture from VTBCP for one year, subject to an annual renewal.

At December 31, 2017, the landlord held a deposit provided by the Company amounting to approximately $1,000,000.

Employee arrangements

The Company maintains a number of compensation arrangements with employees whereby employees can be granted various incentive-based awards payable in cash. Generally, under the Company's incentive compensation plans, awards granted are payable over stipulated time frames provided that the employees continue their employment with the Company throughout the period.

NOTE 5. **INCOME TAXES**

At December 31, 2017, the Company has recorded a deferred tax asset of approximately $438,000, which relates primarily to accrued bonus compensation and straight-line rent expense recorded for financial statement purposes which are not currently deductible for income tax purposes. Further to the Tax Cuts and Jobs Act which was substantively enacted on 22 December 2017, the federal corporate tax rate decreased on 1 January 2018 from 35% to 21%.

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authorities would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City.

NOTE 5.   INCOME TAXES (CONTINUED)

A summary of changes in the liability related to uncertain tax positions in 2017, and included in Income taxes payable at year-end, is as follows:

Balance at January 1, 2017	$493,065
Accrual of interest and penalties in income taxes	68,874
Balance at December 31, 2017	$561,939

NOTE 6.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule 15c3-1 (the "Rule"), and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2017, the Company had net capital of approximately $7,147,090, which exceeded its required net capital by $6,897,090.

NOTE 7.   RELATED- PARTY TRANSACTIONS

The Company has entered into a number of agreements with VTB UK (including the Service Level Agreement) pursuant to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States financial products and providing sales and distribution coverage and other services to its institutional investors.

Pursuant to its agreements with VTB UK, the Company provides assistance to VTB Group so that VTB UK may provide certain research reports to, and effect certain securities transactions with, institutional investors. These services are more specifically set forth within the agreements and generally provide that the Company will be compensated for its services based on its agreement with VTB UK.

Note 4 discusses the Company's leasing arrangements with VTBCP.

The Company operates as a broker-dealer pursuant to the exemption provided under SEC Rule 15c3-3(k)(2)(i) and acts as an intermediary for VTB UK pursuant to SEC Rule 15a-6. As such, the Company records trades that fail on the accompanying Statement of Financial Condition, should they occur.

NOTE 7. **RELATED- PARTY TRANSACTIONS (CONTINUED)**

At December 31, 2017, amounts due to/from related parties consisted of the following:

Securities failed to receive (a)	$ 7,217,292
Dividend payable	1,999,646
	$ 9,216,938
Other net amounts due from VTB UK	$ 2,528,338

(a) In the Company's role as an intermediary between VTB UK and certain of VTB UK's customers, the Company reflects and records unsettled transactions as fails to receive or fails to deliver, with a corresponding amount due to or due from customers

NOTE 8. **INDEMNIFICATION**

The Company conducts business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully-disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions.

In connection with the agreement, the Company has funded a deposit of $100,000.

NOTE 9. **STOCK-BASED COMPENSATION**

During January 2012, the Company's ultimate parent, JSC VTB Bank ("VTB Bank"), approved the Incentive Plan (see Note 2). The Incentive Plan provides for the grant of either conditional awards or "Zero Strike Price Options" for the acquisition of VTB Bank, London Stock Exchange ("LSE") listed global depository receipts ("GDRs") to eligible employees, as defined in the Incentive Plan. The first awards were made in February 2012.

NOTE 9. **STOCK-BASED COMPENSATION (CONTINUED)**

Under the terms of the Incentive Plan, the selected employees are granted Zero Strike Price Options to purchase GDRs exercisable over ten years from each respective grant date. The vesting conditions require that an employee remain in service for a certain vesting period to receive the GDRs award. The awarded GDRs vest gradually in three equal installments over the vesting periods of one, two and three years, subject to the employee's continuous employment with the Company during the relevant vesting period. An award, or a portion of it, may be forfeited if the employee terminates employment before the end of the relevant vesting period, voluntarily or subject to certain other conditions as described in the Incentive Plan rules. The number of GDRs to be received is determined by reference to a fixed monetary value communicated to employees on the grant date and a weighted average market price for the GDRs on the grant day. At December 31, 2017, the total value of the outstanding awards granted under the Incentive Plan was $88,239, represented by 42,430 GDRs of VTB Bank. Each GDR represents 2,000 VTB Bank shares.

Details of options transactions during the year ended December 31, 2017, are as follows:

	Number of stock options
Outstanding at the beginning of the year	123,986
Granted during the year	917
Forfeited during the year	-
Exercised during the year	(82,473)
Expired during the year	-
Outstanding at the end of the year	42,430
Exercisable at the end of the year	1,341

The exercise price for all awards outstanding both at the beginning and end of the year, as well as those exercised during the year, and exercisable at December 31, 2017, was nil.

The weighted average remaining contractual life for the awards granted in 2015 and 2016 at December 31, 2017, is 0.17 years and 0.67 years, respectively. The weighted average remaining contractual life for the awards granted in 2017 is 1.17 years. The total compensation cost related to non-vested awards not yet recognized amounts to $3,764.

The weighted average share price of the GDRs listed on the LSE during 2017 was $2.14.

The Company's policy is to pay the affiliate for the cost of re-acquiring the shares awarded under the Incentive Plan. The shares are traded on the LSE.

NOTE 10.   <u>401(k) SAVINGS PLAN</u>

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute approximately $88,000 to the plan for the year ended December 31, 2017, and has accrued this amount at December 31, 2017.

NOTE 11.   <u>UNITED STATES TREASURY SANCTIONS</u>

As a result of the geopolitical crisis in the Ukraine, that began in 2014, the U.S. Department of the Treasury imposed certain economic sanctions (the "sanctions") prohibiting certain U.S. entities and entities within the United States from transacting in certain financial activities (as defined) with various Russian entities. VTB OAO, which is one of the Company's corporate affiliates, has been named as an entity subject to these sanctions. The sanctions have remained in place throughout 2017.

Management is in routine consultation with legal counsel in connection with the sanctions, and it believes that the Company is in compliance with the prohibitions imposed. Management also believes that the sanctions will not materially prohibit the Company's ongoing activities in the United States. Finally, management of the Company and its affiliated entities have stated their intention to comply with the sanctions.

NOTE 12.   <u>CONCENTRATIONS OF CREDIT RISK</u>

The Company maintains its cash balances with two major financial institutions. Bank balances generally exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill their obligation to return the Company's cash held at the financial institutions. The Company has not experienced any losses in such accounts nor does it expect to.